Exhibit 99.1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE PROPOSED RELEASE OF THE

REGISTRATION OF PLEDGE AND TRUST FOR THE EXCHANGEABLE

CORPORATE BONDS BY THE CONTROLLING SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) recently received a notification from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, informing the Company that CNPC had completed the delisting of the exchangeable corporate bonds issued in 2017 (the “17 CNPC EB”) and proposed to go through the procedures for the release of pledge and trust registration of the above-mentioned exchangeable corporate bonds at Shanghai Branch of China Securities Depository and Clearing Corporation Limited recently. Details are as follows:

CNPC completed the public issuance of exchangeable corporate bonds in 2017, in which a part of the A shares of the Company held by CNPC are used as the underlying shares. The issuance amount of the exchangeable corporate bonds was RMB10 billion with a term of five years and 2,061,000,000 underlying shares of the Company held by CNPC was transferred into CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (the “17 CNPC EB Special Account”).

Whereas CNPC has completed the redemption and delisting of the exchangeable corporate bonds above, CNPC and CSC Financial Co., Ltd., the trustee of the 17 CNPC EB, proposed to apply to transfer the remaining unexchanged 2,051,487,972 underlying shares of the Company in the 17 CNPC EB Special Account to the security account of CNPC.

As at the date of this announcement, CNPC held 146,882,339,136 shares1 of the Company, representing 80.25% of the total issued share capital of the Company; and 17 CNPC EB Special Account held 2,051,487,972 shares of the Company, representing 1.12% of the total issued share capital of the Company. Upon the completion of the procedures to release the registration of pledge and trust, the 2,051,487,972 shares of the Company in the 17 CNPC EB Special Account will be transferred to the security account of CNPC, and 17 CNPC EB Special Account will not hold any share of the Company while CNPC will held 148,933,827,108 shares of the Company, representing 81.38% of the total issued share capital of the Company. Following the completion of the procedure to release the registration of pledge and trust by CNPC, there will be no change in the controlling shareholder and the de facto controller of the Company.

The Company will pay ongoing attention to the progress of the release of the registration of pledge and trust by CNPC, and fulfill its duty to disclose information in a timely manner in accordance with the relevant regulatory requirements strictly.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, China

21 July 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

[1]	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.